Wind River Biomass Utility

Stabilized Year

Item							Total		
Revenue									
Electricity									
ORC power output		470	kWh						
Daily operation		24	hours						
Annual operation (10% down time)		330	days						
Power produced		3,722,000	kWh per year						
Electricity price		$0.07	per kWh						
				Subtotal:		$	260,540	14%	
Biochar									
Biochar		0.15	tons per hour						Reduced from 0.20tons per hour.
Daily operation		24	hours						
Annual operation		330	days						
Ton per year		1,188	tons per year						
Retail biochar price	$	3,000	per ton	0%	of sales initially				
Wholesale biochar price	$	600	per ton	100%	of sales				
				Subtotal:		$	712,800	39%	
Heat									
Heat produced		40,000	MMBtuper year						
Heat price	$	11.00	per MMBtu						
				Subtotal:		$	440,000	24%	
Firewood									
Bundles (1 cubic foot)		128000	Bundles per year						
		2.75	$ per bundle	Total $		$	352,000		
Half cords on pallet		100	1/2 cords per year						
		125	$ per half cord	Total $		$	12,500		
Full cords		200	Cords per year						
		200	$ per cord	Total $		$	40,000		
				Subtotal:		$	404,500	22%	
Revenue, Total						$	**1,817,840**		
Proposed System Operating and Maintenance Cost									
Biomass Cost									
Wood use for boiler		10,000	BDTs per year						
Wood use for firewood		2,000	BDTs per year						
Wood cost	$	40	per BDT						
				Subtotal:		$	480,000		
Electricity to Facility (Purchased)									
Total electrical consumption		250,000	kWh						
Total electrical use charge	$	0.08	/kWh						
Total electrical demand charge	$	-	per year						
				Subtotal:		$	20,000		
Fuel for Rolling Stock									
Total propane fuel consumption		6	gal/hr						
Fuel cost	$	2.00	/gal						
Rolling stock operating time		8	hrs/day						
				Subtotal:		$	31,680		
New Biomass System Fuel Cost, Total						$	**531,680**		
Ash Disposal									
Ash container removal		50	intervals						
Labor for ash container removal	$	200	per interval						
Ash disposal fee	$	200	per interval						
				Subtotal:		$	20,000		
Weekly Maintenance									
Weekly boiler checklist		40	weeks						
Labor cost	$	400	per week						
				Subtotal:		$	16,000		
Monthly Maintenance									
Monthly boiler checklist		12	months						
Labor cost	$	600	per month						
Boiler water treatment	$	200	per month						
				Subtotal:		$	9,600		
Remote Monitoring									
Remote Monitoring		12	months per year						
Static IP and Internet connection	$	60	per month						
				Subtotal:		$	720		
Wood Fuel Handling & Delivery									
Handling and transportation		12,000	tons per year						
Tons per delivery container		25	tons per load						
Fuel deliveries needed		480	loads per year						
Cost to weigh and unload container	$	50	per load						
				Subtotal:		$	24,000.00		
Replacement Reserves									
Annual repairs/reserves budget		2.0%	of Project Cost						
				Subtotal:		$	62,740		
Maintenance Parts and Labor, Total						$	**133,060**		
Employee Wages									
Employees		10	People						
Annual Salary	$	45,000	per year (start up)						
				Subtotal:		$	450,000		
Administration									
Legal	$	10,000	per year						
Accounting	$	5,000	per year						
Insurance		0.40%	of Project Cost						
				Subtotal:		$	27,548		
Total Proposed Costs						$	**1,142,288**		
Gross Profit						$	**675,552**		